UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

OMNICITY CORP.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

68215V 109
______________________________________
(CUSIP Number)

DONALD PREST
1974 West 12th Avenue
Vancouver, BC V6J 2E9
Telephone: (604) 714-3663
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2009
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [     ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.           Name of Reporting Person              Donald Prest
              I.R.S. Identification Nos. of above persons (entities only).

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):   OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.           Citizenship or Place of Organization:                Canadian

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:            Nil

8.           Shared Voting Power:        Nil

9.           Sole Dispositive Power:     Nil

10.         Shared Dispositive Power: Nil

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:       Nil

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.         Percent of Class Represented by Amount in Row (11):           Nil

14.         Type of Reporting Person (See Instructions):           IN

This statement on Schedule 13D/A is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, and amends the Schedule 13D filed with the Securities and Exchange Commission on September 17, 2008.

ITEM 1.                            SECURITY AND ISSUER

This statement relates to the voting common stock of Omnicity Corp., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at 720 N. Range Line Road, Carmel, Indiana 46032.

ITEM 2.                            IDENTITY AND BACKGROUND

Name:

This statement is filed by Donald Prest.

Residence or Business Address:

1974 West 12th Avenue, Vancouver, British Columbia V6J 2E9.

Present Principal Occupation or Employment:

The Reporting Person's present principal employment is as an Assurance Partner at Manning Elliott LLP, Chartered Accountings. In addition, the Reporting Person serves as an officer and director of the Issuer.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3.                            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 17, 2009, the Issuer completed the acquisition of all of the issued and outstanding shares of Omnicity Incorporated, an Indiana corporation ("Omnicity Indiana") pursuant to an agreement and plan of merger dated December 29, 2008 among the Issuer, Omnicity Indiana and a wholly-owned subsidiary of the Issuer incorporated under the laws of the State of Indiana in connection with the acquisition, on the basis of 2.7858 shares of common stock of the Issuer for each share of Omnicity Indiana. Pursuant to the terms of the acquisition, all of the shares of the Issuer held by Mr. Prest have been cancelled.

Further details of the acquisition are reported under the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2009 under Item 2.01.

ITEM 4.                            PURPOSE OF TRANSACTION

The shares of the Issuer held by Mr. Prest have been cancelled pursuant to the acquisition described above.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a)          the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)          any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)          any action similar to any of those enumerated above.

ITEM 5.                            INTEREST IN SECURITIES OF THE ISSUER

(a)         For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person does not beneficially own any shares of the Issuer's common stock.

(b)         Other than as described in Item 3 above, Mr. Prest has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

ITEM 6.                            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.                            MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2009	"Donald Prest" Donald Prest